                                                                 January 3, 2005



Ms. Pamela Ann Long,
    Assistant Director,
        Division of Corporation Finance,
            Securities and Exchange Commission,
                450 Fifth Street, NW,
                    Washington, DC  20549.

                  Re:      Novelis Inc.
                           Registration Statement on Form 10
                           File No. 001-32312
                           ------------------------------------
Dear Ms. Long:

         On behalf of our client, Alcan Inc. ("Alcan"), and Novelis Inc. (the "Company"), we would like to express sincere appreciation for the efforts made by the staff of the Securities and Exchange Commission (the "Staff") over the past several days in assisting the Company to meet its timetable for the effectiveness of its registration statement on Form 10 (File No. 001-32312) (the "Registration Statement"). We have reviewed with Alcan and the Company the text of the comment letter from the Staff, dated January 3, 2005, relating to the registration statement and have set forth below the Company's responses to the comments. The Company anticipates filing via EDGAR Amendment No. 6 to the Registration Statement (the "Amendment") early Tuesday morning, January 4, 2005. That Amendment will reflect the Company's responses to the Staff's comments as well as certain updating information and conforming changes.

         Except as otherwise noted in this response letter, the information provided in response to the Staff's comments has been supplied by the Company, which is solely responsible for the adequacy and accuracy of the information as well as the disclosure in the Registration Statement.

         For ease of reference, we reproduce below the relevant comments, and include under each comment the Company's response.

Ms. Pamela Ann Long

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA, PAGE 64

          PRO FORMA BALANCE SHEET, PAGE 65

          1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 5 AND YOUR DISCLOSURES IN THE NOTE TO ADJUSTMENT (e). IT REMAINS UNCLEAR WHY THE INABILITY OF THE GROUP TO REALIZE THE FULL TAX BENEFIT OF INTEREST DEDUCTIBILITY IN CERTAIN JURISDICTIONS WOULD RESULT IN THE EFFECTIVE TAX RATE BEING LESS THAN THE STATUTORY TAX RATE. PLEASE CLARIFY YOUR DISCLOSURE.

In response to the Staff's comment, the Company has revised note (e) to clarify that the inability of the Group to realize the full benefit of interest deductibility in certain jurisdictions results in the effective tax benefit of the pro forma adjustment for income tax expense (expressed as a percentage of pre-tax income) being less than the statutory tax rate of 34%. Excerpts from the Amendment reflecting this change are attached hereto.

MANAGEMENT'S DISCUSSION AND ANALYSIS

          CONTRACTUAL OBLIGATIONS, PAGE 87

          2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 9. PLEASE CONFIRM, AND DISCLOSE, IF TRUE, THAT YOU HAVE ALSO INCLUDED ESTIMATED PAYMENTS UNDER INTEREST RATE SWAP AGREEMENTS IN YOUR REVISED TABLE OF CONTRACTUAL OBLIGATIONS.

The Company supplementally advises the Staff that estimated interest payments under interest rate swap agreements amount to $469,000 for the period of less than one year and nil in all subsequent periods. The interest rate swap agreement, which terminated on April 9, 2004, fixed an interest rate of 7.50% on $25 million of long-term debt. Because the estimated interest payments are immaterial in each period, the Company has not included such estimated interest payments in the table of contractual obligations.

AUDITOR'S REPORT, PAGE F-2

          3. PLEASE NOTE THAT WE WILL NOT CLEAR THE FORM 10 UNTIL THE PREFACE IS REMOVED AND THE AUDITORS' REPORT IS FINALIZED.

As noted on the attached excerpts from the Amendment, the preface to the auditors' report will be removed in the Amendment and the auditors' report will be finalized.

                                      *    *    *

         As mentioned, both Alcan and the Company are very appreciative of the Staff's assistance in this matter. As you are aware, the Company has requested that the Registration Statement be declared effective as early as practicable on Tuesday, January

Ms. Pamela Ann Long


4, 2005. Mr. Tom Harrington, Vice President and Controller of Alcan, has arranged to speak with Ms. Salik by telephone on Tuesday morning to discuss the responses to the comment letter.


         The Company will be submitting under separate cover the acknowledgments requested by the Staff in the Staff's comment letter of January 3, 2005. If you have any questions or comments concerning the matters discussed above, please call me on (650) 461-5620 or Sarah P. Payne on (650) 461-5669.

                                                     Very truly yours,


                                                     /s/ Scott D. Miller
                                                     --------------------------
                                                     Scott D. Miller


cc:      Nudrat Salik
         Rufus Decker
         Matt Franker
         (Securities and Exchange Commission)

         David McAusland
         Roy Millington
         Tom Harrington
         (Alcan Inc.)

         Brian W. Sturgell
         Geoffrey P. Batt
         Jo-Ann Longworth
         (Novelis Inc.)

         Norman M. Steinberg
         Andrew Bleau
         Niko Veilleux
         (Ogilvy Renault)

         Sarah P. Payne
         (Sullivan & Cromwell LLP)



                                      -3-



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                                                                 January 3, 2005



By Facsimile and EDGAR

Ms. Pamela Ann Long,
   Securities and Exchange Commission,
      450 Fifth Street, N.W.,
         Washington, D.C.  20549.

Dear Ms. Long:

                  In connection with the Registration Statement on Form 10, File No. 001-32312 of Novelis Inc. (the "Company"), the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (2) U.S. Securities and Exchange Commission (the "Commission") Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Sincerely,

                                                     Novelis Inc.

                                                     By:  /s/ Brian W. Sturgell
                                                         -----------------------
                                                            Brian W. Sturgell
                                                         Chief Executive Officer